UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No 4 )*

                               INFOCROSSING, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    45664X109
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                                 (CUSIP Number)

                                October 28, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)
                  |X|  Rule 13d-1(c)
                  |_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack Silver
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States citizen
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NUMBER        5.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY        2,076,864
OWNED BY      ------------------------------------------------------------------
EACH          6.    SHARED VOTING POWER
REPORTING
PERSON              0
WITH          ------------------------------------------------------------------
              7.    SOLE DISPOSITIVE POWER

                    2,076,864
              ------------------------------------------------------------------
              8.    SHARED DISPOSITIVE POWER

                    0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,076,864
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.3%
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12.   TYPE OF REPORTING PERSON:

      IN
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Item 1.

      (a) Name of Issuer:

            Infocrossing, Inc.

      (b) Address of Issuer's Principal Executive Offices:

            2 Christie Heights Street
            Leonia, NJ 07605

Item 2.

      (a) Name of Person Filing:

            Jack Silver

      (b) Address of Principal Business Office or, if none, Residence:

            Sherleigh Associates LLC
            660 Madison Avenue
            New York, NY 10021

      (c) Citizenship:

            United States

      (d) Title of Class of Securities:

            Common Stock

      (e) CUSIP Number:

            45664X109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      |_|  Broker or Dealer registered under Section 15 of the Act

(b)      |_|  Bank as defined in section 3(a)(6) of the Act

(c)      |_|  Insurance Company as defined in section 3(a)(19) of the Act

(d)      |_|  Investment Company registered under section 8 of the Investment
              Company Act

(e)      |_|  Investment Adviser registered under section 203 of the Investment
              Advisers Act of 1940

(f)      |_|  Employee Benefit Plan or endowment Fund in accordance with Rule
              13d-1(b)(1)(ii)(F);

(g)      |_|  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)      |_|   A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

(i)      |_|  A church plan that is excluded from the definition of an
              investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)      |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) - (c)

         Jack Silver beneficially owns 2,076,864 shares of Common Stock of Infocrossing, Inc. representing 10.3% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver include
         (a) 1,435,864 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan; (b) 549,600 shares of Common Stock held by Sherleigh Associates Inc. Defined Benefit Pension Plan; (c) 48,400 shares of Common Stock held by Sherleigh Associates, LLC; and (d) 43,000 shares of Common Stock held by Hilltop Holding Company LP; but excludes warrant to purchase 139,288 shares of Common Stock which warrant provides that the warrant cannot be exercised to the extent following the exercise thereof the holder or its affiliates would beneficially own more than 9.999% of the total number of issued and outstanding Common Stock of the issuer.

         Mr. Silver has the sole voting and dispositive power with respect to all 2,076,864 shares of Common Stock beneficially owned by him.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
 Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       November 3, 2005
                                       Date

                                       /s/ Jack Silver
                                       ----------------
                                       Signature

                                       Jack Silver
                                       ----------------
                                       Name/Title